SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            AT&T Latin America Corp.
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                                (Name of Issuer)

               Class A Common Stock, Par Value $0.0001 Per Share
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                         (Title of Class of Securities)

                                   04649A106
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                                 (CUSIP Number)

                                 Robert S. Feit
                        Vice President-Law and Secretary
                                   AT&T Corp.
                                  One AT&T Way
                              Bedminster, NJ 07921
                                 (800) 257-7865
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 17, 2001
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04649A106                   13D                      Page 2 of 5 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
     I.R.S. Identification No. 13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                8,000,000
BENEFICIALLY   _________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER
    EACH
  REPORTING             73,081,595 shares
   PERSON      _________________________________________________________________
    WITH       9    SOLE DISPOSITIVE POWER
    EACH
                         8,000,000
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                        73,081,595 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,081,595 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

CUSIP No. 04649A106                    13D                     Page 3 of 5 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

This Amendment relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of AT&T Latin America Corp., a Delaware corporation ("ATTL"). The address of the principal executive office of ATTL is 2020 K Street, N.W., Washington, DC 20006. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of AT&T Corp., a New York corporation ("AT&T") relating to the Issuer filed on February 14, 2001 and the Schedule 13D
Amendments   of  AT&T   filed  on   January   23,   2002  and  March  5,   2002.
________________________________________________________________________________
Item 2. Identity and Background.

The list of executive  officers and  directors of AT&T  furnished in response to
Item  2  is   hereby   amended   to   read  as  set   forth   in   Schedule   I.
________________________________________________________________________________
Item 4. Purpose of Transaction.

The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

In connection with ATTL's publicly announced intention to consider certain alternatives, AT&T is currently revieweing its investment in ATTL and is considering a number of alternatives that relate to its debt and equity interests in ATTL. These alternatives may result in the sale or other disposition of some or all of AT&T's position in the Class A Common Stock in one or more transactions.
________________________________________________________________________________

CUSIP No. 04649A106                    13D                     Page 4 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 2002

                                       AT&T Corp.

                                       By:  /s/ Robert S. Feit
                                       -----------------------------------------
                                                Robert S. Feit
                                                Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule I



Betsy J. Bernard         - Executive Vice President and President - AT&T Corp.
James W. Cicconi         - General Counsel and Executive Vice President - Law &
                             Government Affairs
Nicholas S. Cyprus       - Vice President & Controller, AT&T Corp.
David W. Dorman          - Chairman of the Board and Chief Executive Officer -
                             AT&T Corp.
Hossein Eslambolchi      - President - AT&T Labs and Chief Technology Officer
Robert S. Feit           - Vice-President - Law and Secretary
Mirian M. Graddick-Weir  - Executive Vice President - Human Resources
Thomas W. Horton         - Senior Executive Vice President and Chief Financial
                             Officer, AT&T Corp.
Frank Ianna              - Executive Vice President and President AT&T Network
                             Services
Richard J. Martin        - Executive Vice President - AT&T Corp. and Chairman of
                             the AT&T Foundation
John C. Petrillo         - Executive Vice President - Corporate Strategy &
                             Business Development
John Polumbo             - Executive Vice President and CEO - AT&T Consumer
Constance Weaver         - Senior Vice President - Public Relations, Employee
                             Communications and Brand Management


Kenneth T. Derr          - Director; Chairman of the Board, Retired - Chevron
                             Corporation
M. Kathryn Eickhoff      - Director; President, Eickhoff Economics Incorporated
Frank Herringer          - Director; Chairman, Transamerica Corporation
Amos B. Hostetter, Jr.   - Director; Chairman, Pilot House Associates
Shirley A. Jackson       - Director; President, Rensselaer Polytechnic Institute
Jon C. Madonna           - Director; Chairman, DigitalThink, Inc.
Donald F. McHenry        - Director; President, The IRC Group, LLC
Tony L. White            - Director; Chairman, President and CEO, Applera
                             Corporation